UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 or 15d-16

UNDER

THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF SEPTEMBER 2003

Commission File Number _______________

INTRAWEST CORPORATION
(Registrant’s name)

Suite 800, 200 Burrard Street
Vancouver, British Columbia, Canada V6C 3L6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   [   ]               Form 40-F   [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7): _______

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [   ]               No   [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 28, 2003

INTRAWEST CORPORATION

By:	/s/ ROSS MEACHER

Name: Ross Meacher
Title: Corporate Secretary and Chief Privacy Officer

Q1

Intrawest
First Quarter Report
Three months ended September 30, 2003

TO OUR SHAREHOLDERS

The first quarter of fiscal 2004 marked the beginning of a new era for Intrawest. We sold the first four projects into Leisura, the new development partnerships created through the financial restructuring of our real estate development business earlier in the year. The proceeds of these sales, combined with increased real estate closings in the quarter, led to cash flow from continuing operating activities of $18.0 million, a $133-million positive swing compared with the first quarter last year. The establishment of Leisura in fiscal 2003 and the related progress we made in the quarter are key indicators of our successful transition from a more capital-intensive business model to one that is increasingly management fee- and expertise-based. We have changed the format of our income statement to reflect the growing importance of our fee-based businesses.

Operating Results (All dollar amounts are in US currency)

Total revenue for the first quarter was $227.8 million compared with $114.5 million for the same period last year. Income from continuing operations was $0.9 million or $0.02 per share compared with a loss of $11.1 million or $0.23 per share in 2002. Total Company EBITDA was $25.5 million compared with $6.5 million in the first quarter of 2002.

Further information on the company’s operating results (including a reconciliation of Total Company EBITDA and other non-GAAP measures to the most comparable GAAP measures) is contained in Additional Information below.

Latest Company Developments

The creation of Leisura and now the sale of the first four projects to Leisura are significant milestones in the company’s evolution and form part of the foundation on which we will continue to build. We further strengthened this foundation by raising $350 million in 7.50 per cent senior notes due October 15, 2013 in a debt offering, announced in the quarter, that closed in early October. We used proceeds from the offering to repay $200 million in 9.75 per cent 2008 senior notes and other debt.

While the first quarter is traditionally one of the quieter quarters on the real estate sales side of our business, the four launches held during the quarter by Playground, our real estate sales and marketing company, are noteworthy. Each launch – three Intrawest projects and one for a third-party developer – met with success as two projects at Mammoth, one in Sandestin, and the third-party project in Kelowna, B.C., achieved rapid sell-outs. This success speaks to both the continued appeal of Intrawest resort properties and to the success of Playground in transferring its sales and marketing expertise to third-party projects and further contributing to the growth of our expertise- and fee-based business segment.

Dividends

On November 10, 2003, the Board of Directors declared a dividend of Cdn.$0.08 per common share payable on January 21, 2004 to shareholders of record on January 7, 2004.

Outlook

We have emerged from two exceptionally challenging years in a position of strength: Our resorts have moved beyond the period of greatest capital requirements with resort capital expenditures declining over time to a comfortably sustainable level of about $65 million annually; Leisura is expected to enable us to generate free cash flow of $250 million and an equal reduction in debt in fiscal 2004 and ongoing free cash flow thereafter; our resort operations have demonstrated great resiliency in harsh operating conditions; and our real estate projects continue to meet strong demand.

In the near term, our real estate business continues to perform well, with closed real estate units and pre-sold units scheduled to close in fiscal 2004 now amounting to approximately $480 million. In addition, Leisura has pre-sales of approximately $280 million due to close in fiscal 2004 and 2005. On the operations side, sales of season passes and frequency cards at November 10 were up 11 per cent over the same time last year. Room bookings at November 10 were slightly ahead of last year, although we continue to see the trend established post-September 11, 2001 of people booking vacations closer to their vacation dates. This has an impact on our ability to predict resort occupancy far in advance.

We are cautiously optimistic regarding the season ahead. Barring unforeseeable events such as those which destabilized the travel and leisure industry in the past two years, our business is poised to perform, delivering a strong financial performance and the high quality guest experiences our customers have come to expect. Our focus remains firmly on the delivery of these unique and rewarding vacation experiences for our guests and on creating value for our shareholders.

On behalf of the Board,

Joe S. Houssian	Daniel O. Jarvis
Chairman, President	Executive Vice President
and Chief Executive Officer	and Chief Financial Officer
NOVEMBER 10, 2003

MANAGEMENT’S DISCUSSIONS AND ANALYSIS

The following management’s discussion and analysis (“MD&A”) should be read in conjunction with the more detailed MD&A (which includes a discussion of business risks) contained in our June 30, 2003 annual report.

THREE MONTHS ENDED SEPTEMBER 30, 2003 (THE “2003 QUARTER”)
COMPARED WITH THREE MONTHS ENDED SEPTEMBER 30, 2002 (THE “2002 QUARTER”)

Our first fiscal quarter normally produces a loss because of the seasonality of our resort operations and the timing of real estate closings. Continued strengthening of our summer businesses and significantly increased real estate closings allowed us to generate income of $0.9 million in the 2003 quarter compared with a loss of $11.0 million in the 2002 quarter. These improved results, combined with the impact of selling our first projects to Leisura during the 2003 quarter, have set us up to move to free cash flow in fiscal 2004*.

     The format of the statement of operations has been changed to reflect our move to a more expertise-based business model and the growth in management services income. Revenue and expenses are now broken out into three primary sources: resort operations, management services and real estate development. To add greater visibility to our different businesses we also show the profit contribution from each of these sources.

REVIEW OF RESORT OPERATIONS

Resort operations revenue increased from $49.1 million in the 2002 quarter to $54.4 million in the 2003 quarter. Winter Park, which we assumed control of in December 2002, accounted for $2.2 million of the increase and the balance was due mainly to strong summer results from mountain operations and food and beverage.

*	For a reconciliation of free cash flow and other non-GAAP measures to the most comparable GAAP measures, see Additional Information below.

     The breakdown of ski and resort operations revenue by business was as follows:

	2003	2002
(MILLIONS)	QUARTER	QUARTER	INCREASE	CHANGE( %)

Mountain operations	$11.7	$9.8	$1.9	19
Retail and rental	9.9	9.7	0.2	2
Food and beverage	11.7	9.9	1.8	18
Ski school	0.8	0.5	0.3	60
Golf	11.7	11.2	0.5	4
Other	8.6	8.0	0.6	8

	$54.4	$49.1	$5.3	11

     Summer mountain visits were fuelled by excellent weather in the West leading to higher revenue from lift rides and the mountain bike park at Whistler Blackcomb. This was the major reason for the 19% increase in mountain operations revenue. Increases in day visitors to most of the resorts and a return of conference business drove an 18% increase in food and beverage revenue. Golf rounds for the 2003 quarter were slightly below last year, however higher revenue per round produced a 4% increase in golf revenues.

     Resort operations expenses increased from $47.4 million in the 2002 quarter to $50.9 million in the 2003 quarter. Continued focus on our cost structure kept labour expense growth within 3% of the prior year and resulted in savings in other operating expenses and general and administrative costs. Resort operations profit contribution increased from $1.7 million in the 2002 quarter to $3.5 million in the 2003 quarter.

REVIEW OF MANAGEMENT SERVICES

Management services mainly comprise lodging and property management fees, golf course management fees, RezRez reservations and licensing fees, and real estate development and sales services fees.

     Management services revenue increased from $18.1 million in the 2002 quarter to $24.5 million in the 2003 quarter. Lodging and property management fees increased by $2.3 million to $16.0 million due mainly to fees from lodging at the new villages in Mammoth and Squaw Valley and a 5% increase in average daily rates at the other resorts. Management fees from sources other than lodging increased by $4.1 million mainly due to recording the first development services fees from Leisura, higher commissions earned by Playground on sales for third-party developers and increased revenue from RezRez.

     The profit contribution from management services was $2.6 million in the 2003 quarter, up from $2.4 million in the 2002 quarter. The margin of 11% for the 2003 quarter reflects the seasonality of this business as we expect the margin for the fiscal year to be approximately double this level.

REVIEW OF REAL ESTATE OPERATIONS

Revenue from real estate development increased from $47.1 million in the 2002 quarter to $144.5 million in the 2003 quarter. Revenue generated by the resort development group increased from $35.0 million to $132.1 million while revenue generated by the resort club group increased from $12.1 million to $12.4 million.

     The resort development group closed 317 units in the 2003 quarter compared with 87 units in the 2002 quarter. The timing of unit closings is tied to a significant degree to construction completion and two major projects at Sandestin and Lake Las Vegas completed construction in the 2003 quarter, allowing the closing of 229 units. For the fiscal year we expect to close approximately the same number of units as in fiscal 2003.

     The profit contribution from real estate development increased from $3.1 million in the 2002 quarter to $14.5 million in the 2003 quarter. The margins of 10% in the 2003 quarter and 7% in the 2002 quarter are lower than expected fiscal year margins and reflect the mix of resorts and unit types.

     We closed the sale of the first four projects to Leisura during the 2003 quarter. Under generally accepted accounting principles in Canada, the profit on these land sales is deferred until construction of the project is completed and the units are closed to the end-purchasers. This is expected to occur beginning in the third quarter of fiscal 2004 and continuing into fiscal 2005.

REVIEW OF CORPORATE OPERATIONS

Interest and other income increased from $0.3 million in the 2002 quarter to $4.5 million in the 2003 quarter due mainly to collecting $2.4 million for fuel spill remediation costs expended in prior years at Mammoth and to higher interest and investment income.

     Interest expense was $9.9 million in the 2003 quarter, up from $9.0 million in the 2002 quarter due mainly to interest on the Winter Park capital lease.

     Corporate general and administrative expenses increased from $3.6 million in the 2002 quarter to $4.1 million in the 2003 quarter due mainly to higher compensation costs and increased legal and audit expenses.

     Depreciation and amortization expense was $10.1 million in the 2003 quarter, up from $8.6 million in the 2002 quarter. The increase was mainly due to accelerated depreciation of certain information technology assets and depreciation of Winter Park assets.

LIQUIDITY AND CAPITAL RESOURCES

We saw progress in the 2003 quarter in our move towards free cash flow. Significantly increased real estate closings and the impact of selling the first projects to Leisura allowed us to pay down our debt in the current quarter compared with a large increase in debt in the 2002 quarter. The following table shows the major sources and uses of cash flow in the 2003 and 2002 quarters. This table should be read in conjunction with the Consolidated Statements of Cash Flows, which are more detailed as prescribed by generally accepted accounting principles.

(MILLIONS)	2003	2002	CHANGE

Funds from continuing operations	$11.6	$(2.7)	$14.3
Resort capital expenditures and other investments	(11.5)	4.3	(15.8)
Net cash flow from other net assets	(18.9)	(17.9)	(1.0)

Funds available before net investment in real estate	(18.8)	(16.3)	(2.5)
Net investment in real estate developed for sale	25.2	(94.2)	119.4

Net cash flow from operating and investing activities	6.4	(110.5)	116.9
Net financing inflows (repayments)	(44.0)	96.9	(140.9)

Decrease in cash	$(37.6)	$(13.6)	$(24.0)

The positive swing of $14.3 million in funds from continuing operations was mainly due to the increased real estate closings in the 2003 quarter.

Resort capital expenditures and other investments used $11.5 million cash in the 2003 quarter compared with a net cash inflow of $4.3 million cash in the 2002 quarter due to making our first investment in Leisura and realizing lower proceeds from non-core asset disposals. We made an initial cash investment of $6.6 million in Leisura in connection with the first four projects and we expect our total cash investment to increase to about $13 million as the remaining seven fiscal 2004 projects are sold to Leisura. Proceeds from non-core asset sales, including our remaining investment in Compagnie des Alpes, generated $14.2 million during the 2003 quarter compared with $21.3 million in the same quarter last year. In the 2002 quarter we sold 55% of our investment in Compagnie des Alpes. We spent $15.4 million on resort capital expenditures in the 2003 quarter, down from $16.6 million in the 2002 quarter. We expect to spend a total of approximately $65 million on resort capital expenditures during fiscal 2004, a similar amount as in fiscal 2003.

     Other net assets used $18.9 million of cash in the 2003 quarter compared with $17.9 million in the 2002 quarter. This represents the cash flow from changes in receivables, other assets, payables and deferred revenue.

     We recovered $25.2 million of our investment in real estate in the 2003 quarter compared with a net new investment of $94.2 million in the 2002 quarter. The increase in unit closings in the 2003 quarter accounted for $85.9 million of the positive swing and the impact of selling the first four projects to Leisura accounted for a further $55 million. These recoveries were partially offset by our investment in the construction of the last major condo-hotel projects outside of the Leisura structure. For fiscal 2004 we expect to recover approximately $200 million of our real estate investment as the projects currently under construction close and Leisura undertakes spending on the most capital-intensive new projects.

     The significant recovery of our real estate investment, combined with cash flow from our resort operations and management services businesses as we move into the prime winter operating season at our resorts, is expected to generate approximately $250 million in free cash flow in fiscal 2004 that we plan to use to reduce our debt. This will improve our credit ratios and provide a solid foundation for future growth. In October 2003 we raised $350 million from the issue of unsecured notes on a 10-year term at a rate of 7.5%. The proceeds of this new issue were used to repay our $200 million of 9.75% notes due August 15, 2008 and other debt.

ADDITIONAL INFORMATION

Total Company EBITDA

For the three months ended September 30
(in thousands of United States dollars)(unaudited)

	2003	2002

Cash flow provided by (used in) continuing operating activities	$17,966	$(114,872)
Add (deduct):
Changes in non-cash operating assets and liabilities	(6,374)	112,146
Current income tax expense	147	(2,446)
Interest expense	9,894	9,004
Interest in real estate costs	9,002	2,984

	30,635	6,816
Interest and other income, net of non-cash items	(5,129)	(306)

Total Company EBITDA	$25,506	$6,510

Free Cash Flow

For the three months ended September 30
(in thousands of United States dollars)(unaudited)

	2003	2002

Cash flow provided by (used in) continuing operating activities	$17,966	$(114,872)
Expenditures on ski and resort operations assets	(15,393)	(16,563)
Investment in Leisura	(6,597)	—

Free cash flow	$(4,024)	$(131,435)

     The terms EBITDA and Free Cash Flow do not have a standardized meaning prescribed by generally accepted accounting principles (GAAP) and may not be comparable to similarly titled measures presented by other publicly traded companies. Reconciliations with respect to Total Company EBITDA and Free Cash Flow and the most comparable GAAP measures, as determined in accordance with Canadian GAAP, are presented in the tables above. These non-GAAP measures are referred to in this disclosure document because management believes they are indicative measures of a company’s performance and are generally used by investors to evaluate companies in the resort industry.

Statements contained in this report that are not historical facts are forward-looking statements that involve risks and uncertainties. Intrawest’s actual results could differ materially from those expressed or implied by such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, Intrawest’s ability to implement its business strategies, seasonality, weather conditions, competition, general economic conditions, currency fluctuations and other risks detailed in the Company’s filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission.

CONSOLIDATED STATEMENTS
OF OPERATIONS AND RETAINED EARNINGS

For the three months ended September 30
(in thousands of United States dollars except per share amounts)(unaudited)

	2003	2002

RESORT OPERATIONS:
Revenue	$54,351	$49,058
Expenses	50,893	47,400

Resort operations contribution	3,458	1,658

MANAGEMENT SERVICES:
Revenue	24,484	18,119
Expenses	21,867	15,741

Management services contribution	2,617	2,378

REAL ESTATE DEVELOPMENT:
Revenue	144,476	47,052
Expenses	129,933	43,989

Real estate development contribution	14,543	3,063

Income before undernoted items	20,618	7,099
Interest and other income	4,453	306
Interest expense	(9,894)	(9,004)
Corporate general and administrative expenses	(4,114)	(3,573)
Depreciation and amortization	(10,083)	(8,633)

Income before income taxes and non-controlling interest	980	(13,805)
Provision for income taxes	(147)	2,446
Non-controlling interest	105	299

Income (loss) from continuing operations	938	(11,060)
Results of discontinued operations	—	75

Income (loss) for the period	938	(10,985)
Retained earnings, beginning of period (as previously reported)	264,640	241,665
Adjustment to reflect change in accounting for goodwill and intangible assets (note 3)	—	(6,150)

Retained earnings, end of period	$265,578	$224,530

INCOME (LOSS) PER COMMON SHARE:
Basic and diluted	$0.02	$(0.23)

Weighted average number of common shares outstanding (in thousands)	47,575	47,255

See accompanying notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

(in thousands of United States dollars)

	SEPTEMBER 30, 2003	JUNE 30, 2003
	(UNAUDITED)	(AUDITED)

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$89,248	$126,832
Amounts receivable	121,948	126,725
Other assets	138,588	123,610
Resort properties	625,592	662,197
Future income taxes	9,514	10,619

	984,890	1,049,983
Ski and resort operations	937,710	918,727
Resort properties	399,158	405,100
Amounts receivable	74,525	76,842
Investment in Leisura	13,308	—
Other assets	54,913	65,070

	$2,464,504	$2,515,722

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Amounts payable	$198,844	$218,444
Deferred revenue	142,026	134,878
Bank and other indebtedness, current portion	200,657	287,176

	541,527	640,498
Bank and other indebtedness	1,016,109	973,743
Due to joint venture partners	4,461	5,388
Deferred revenue	50,350	43,609
Future income taxes	94,457	94,986
Non-controlling interest in subsidiaries	44,267	46,359

	1,751,171	1,804,583
SHAREHOLDERS’ EQUITY
Capital stock (note 4)	461,444	460,742
Retained earnings	265,578	264,640
Foreign currency translation adjustment	(13,689)	(14,243)

	713,333	711,139

	$2,464,504	$2,515,722

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the three months ended September 30
(in thousands of United States dollars)(unaudited)

	2003	2002

CASH PROVIDED BY (USED IN):
OPERATIONS:
Income (loss) from continuing operations	$938	$(11,060)
Items not affecting cash:
Depreciation and amortization	10,083	8,633
Loss on asset disposals	676	—
Non-controlling interest	(105)	(299)

Funds from continuing operations	11,592	(2,726)
Recovery of costs through real estate sales	129,933	43,989
Acquisition and development of properties held for sale	(104,733)	(138,239)
Increase (decrease) in amounts receivable, net	2,316	(9,201)
Changes in non-cash operating working capital (note 7)	(21,142)	(8,695)

Cash provided by (used in) continuing operating activities	17,966	(114,872)
Cash provided by discontinued operations	—	40

	17,966	(114,832)
FINANCING :
Bank and other borrowings, net	(42,920)	98,262
Issue of common shares for cash	702	128
Distributions to non-controlling interest	(1,800)	(1,420)

	(44,018)	96,970
INVESTMENTS :
Expenditures on:
Ski and resort operations assets	(15,393)	(16,563)
Investment in Leisura	(6,597)	—
Other assets	(3,764)	(482)
Proceeds from asset disposals	14,222	21,323

	(11,532)	4,278

Decrease in cash and cash equivalents	(37,584)	(13,584)
Cash and cash equivalents, beginning of period	126,832	76,689

Cash and cash equivalents, end of period	$89,248	$63,105

(Supplemental information (note 7))
See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of United States dollars, unless otherwise indicated)

1.	BASIS OF PRESENTATION:

These interim consolidated financial statements do not include all disclosures required by Canadian generally accepted accounting principles for annual financial statements and should be read in conjunction with the Company’s consolidated financial statements for the year ended June 30, 2003. In the opinion of Management, all adjustments necessary for a fair presentation are reflected in the interim financial statements. Such adjustments are of a normal and recurring nature. The results of operations for the interim periods reported are not necessarily indicative of the operating results expected for the year.

     The significant accounting policies used in preparing these consolidated financial statements are consistent with those used in preparing the Company’s consolidated financial statements for the year ended June 30, 2003.

2.	SEASONALITY OF OPERATIONS:

Ski and resort operations are highly seasonal which impacts reported quarterly earnings. The majority of the Company’s ski and resort operations revenue is generated during the period from November to April. Furthermore, during this period a significant portion of ski and resort operations revenue is generated on certain holidays (particularly Christmas, Presidents’ Day and school spring breaks) and on weekends.

     The Company’s real estate operations tend to be somewhat seasonal as well, with construction primarily taking place during the summer and the majority of sales closing in the December to June period.

3.	CHANGE IN ACCOUNTING POLICY:

On July 1, 2002, the Company adopted the new recommendations of section 3062, “Goodwill and Other Intangible Assets,” of the Canadian Institute of Chartered Accountants Accounting Handbook, without restatement of prior periods. Under the new recommendations, goodwill and intangible assets with indefinite lives are no longer amortized but are subject to impairment tests on at least an annual basis comparing the asset’s carrying value to its fair value. Any write-down resulting from impairment tests effective July 1, 2002 must be recognized as a charge to opening retained earnings. Any impairment of goodwill or other intangible assets subsequent to July 1, 2002 will be expensed in the period of impairment. Other intangible assets with finite lives will continue to be amortized over their useful lives and are also tested for impairment by comparing carrying values to net recoverable amounts.

     Upon adoption of these recommendations, it was determined that $179,000 needed to be reclassified to ski and resort operations assets and $3,813,000 needed to be reclassified from goodwill to depreciable intangible assets under CICA recommendations on business combinations. The Company completed its impairment testing on the balance of goodwill and intangible assets with indefinite lives as at July 1, 2002. As a result of this testing, an impairment loss of $6,150,000 (being net of taxes of $5,843,000) was required and was recognized as an adjustment to opening retained earnings in fiscal 2003.

4.	CAPITAL STOCK:

	SEPTEMBER 30, 2003	JUNE 30, 2003
	(UNAUDITED)	(AUDITED)

Common shares	$458,783	$458,081
Contributed surplus	2,661	2,661

	$461,444	$460,742

(i)	COMMON SHARES:

	NUMBER OF	2003
	COMMON SHARES	AMOUNT
	(UNAUDITED)	(UNAUDITED)

Balance, June 30, 2003	47,560,062	$458,081
Issued for cash under stock option plan	25,000	218
Amortization of benefit plan, net	—	484

Balance, September 30, 2003	47,585,062	$458,783

During the three months ended September 30, 2003, 364,000 stock options were granted. A total of 4,142,900 stock options remain outstanding as at September 30, 2003.

(ii)	STOCK COMPENSATION:

Section 3870 of The Canadian Institute of Chartered Accountants Accounting Handbook (“CICA 3870”) requires a fair value-based method of accounting for certain, but not all, stock-based transactions, although it allows an entity to continue to measure stock-based compensation costs using the intrinsic value-based method of accounting. Accordingly, no compensation expense has been recognized for the periods presented. Had compensation expense for stock options granted subsequent to June 30, 2001 been determined by a fair value method using the Black-Scholes option pricing model at the date of the grant, the following weighted average assumptions would be used for options granted in the current period:

Dividend yield (%)	0.9
Risk-free interest rate (%)	3.38
Expected option life (years)	7
Expected volatility (%)	35

Using the above assumptions, the Company’s net income for the three months ended September 30, 2003 would have been decreased to the pro forma amount indicated below:

Income as reported	$938
Estimated fair value of option grants	(582)

Pro forma	$356

PRO FORMA INCOME PER SHARE:
Basic and fully diluted	$0.01

The estimated fair value of option grants excludes the effect of those granted before July 1, 2001.

5.	EARNINGS PER SHARE:

Basic earnings per common share (“EPS”) is calculated by dividing net income attributable to common shareholders (“numerator”) by the weighted average number of common shares outstanding (“denominator”). Fully diluted EPS reflects the potential dilution that could occur if outstanding dilutive options were exercised and the cash received was used to repurchase common shares at the average market price for the period.

     The numerator for basic and fully diluted EPS was the same for both periods presented. The dilutive effect of stock options on the denominator used for fully diluted EPS was not material.

     The computation of fully diluted EPS for the three months ended September 30, 2003 and 2002 excludes the effect of the assumed exercise of options to purchase 3,641,300 and 4,106,900 common shares, respectively, because the effect would be anti-dilutive.

6.	SEGMENTED INFORMATION:

The following tables present the Company’s results from continuing operations by reportable segment:

THREE MONTHS ENDED	SKI AND	REAL	WARM-
SEPTEMBER 30, 2003 (UNAUDITED)	RESORT	ESTATE	WEATHER	CORPORATE	TOTAL

SEGMENT REVENUE:
Resort operations	$33,867	$—	$20,484	$—	$54,351
Management services	18,956	5,214	314	—	24,484
Real estate development	—	144,476	—	—	144,476
Corporate and all other	—	—	—	4,453	4,453

	$52,823	$149,690	$20,798	$4,453	$227,764

SEGMENT OPERATING PROFIT:
Resort operations	$(357)	$—	$3,815	$—	$3,458
Management services	(749)	3,052	314	—	2,617
Real estate development	—	14,543	—	—	14,543
Corporate and all other	—	—	—	4,453	4,453

	$(1,106)	$17,595	$4,129	$4,453	25,071

LESS:
Interest					(9,894)
Corporate general and administrative					(4,114)
Depreciation and amortization					(10,083)

Income before income taxes and non-controlling interest					$980

THREE MONTHS ENDED	SKI AND	REAL	WARM-
SEPTEMBER 30, 2002 (UNAUDITED)	RESORT	ESTATE	WEATHER	CORPORATE	TOTAL

SEGMENT REVENUE:
Resort operations	$29,135	$—	$19,923	$—	$49,058
Management services	16,316	1,533	270	—	18,119
Real estate development	—	47,052	—	—	47,052
Corporate and all other	—	—	—	306	306

	$45,451	$48,585	$20,193	$306	$114,535

SEGMENT OPERATING PROFIT:
Resort operations	$(2,355)	$—	$4,013	$—	$1,658
Management services	1,364	825	189	—	2,378
Real estate development	—	3,063	—	—	3,063
Corporate and all other	—	—	—	306	306

	$(991)	$3,888	$4,202	$306	7,405

LESS:
Interest					(9,004)
Corporate general and administrative					(3,573)
Depreciation and amortization					(8,633)

Income before income taxes, non-controlling interest and discontinued operations					$(13,805)

7.	CASH FLOW INFORMATION:

	2003	2002
THREE MONTHS ENDED SEPTEMBER 30	(UNAUDITED)	(UNAUDITED)

CASH PROVIDED BY (USED IN):
Amounts receivable	$4,777	$48,242
Other assets	(12,812)	(31,064)
Amounts payable	(19,598)	(23,056)
Due to joint venture partners	(927)	(2,058)
Deferred revenue	7,418	(759)

	$(21,142)	$(8,695)

SUPPLEMENTAL INFORMATION:
Interest paid included in the determination of net income (loss)	$18,896	$11,655
Notes receivable on investment in Leisura	6,711	—
Income taxes paid	1,039	2,778

i n t r a w e s t . c o m

Intrawest Corporation Suite 800, 200 Burrard Street
Vancouver, BC Canada V6C 3L6    t 604.669.9777    f 604.669.0605